Exhibit  1.01 (b)

Employment Agreement Amendment

This Amendment (the “Amendment) to the employment agreement dated June 7, 2001 (the “Agreement”) by and between DPAC Technologies Corp., a California corporation (the “Company”) and William M. Stowell, an individual (the “Individual”) is made as of July 1, 2005.

1.               In accordance with section 4(g) of the Agreement the following severance items are owed by the Company to the Individual for the period June 26, 2005 through December 7, 2006:

a.	Base Salary	$247,807.78
b.	401K Matching Contribution	$6,000.00
c.	Car Allowance	$9,000.00

2.               The severance items listed above, which total $262,807.78, shall be paid by the Company to the Individual through the Company’s payroll system at the rate of $3,076.92 every two weeks commencing on July 8, 2005 and continuing until the $262,807.78 is paid in full.

3.               Should the Company enter into bankruptcy, or another form of court supervised protection from creditors, prior to the above referenced severance items being paid in full this Amendment will immediately become null and void. The terms and conditions of the Agreement as entered into June 7, 2001 will prevail and any money owed pursuant to the terms and conditions of the Agreement as entered into June 7, 2001 shall be immediately due and payable.

4.               Upon execution this Amendment shall become part of the Agreement and shall be subject to all terms and conditions of the Agreement except as specifically altered by this Amendment.

5.               Except as specifically altered by this Amendment all other terms and conditions of the Agreement remain unchanged.

/s/ Stephen J. Vukadinovich	/s/ William M. Stowell
DPAC Technologies Corp	William M. Stowell – Individual
By: Stephen J. Vukadinovich
Chief Financial Officer